August 3, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman / Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 14, 2022
SEC File No. 333-264372

Dear Ms. Gorman and Ms. Lippman:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 24, 2022 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to the Form S-1 Filed June 14, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 42

1. Please discuss any known trends, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, you state that the increase in revenue in the period ending March 31, 2022 versus the comparative period in 2021 was primarily attributable to a rise in new customers and an increase in transaction volume due to improved market conditions. If known, discuss whether you expect such market conditions to continue. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. See Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B. (December 29, 2003); and Securities Act Release No. 33-6835, Section III.B. (May 18, 1989).

The disclosure has been revised to address the comment on page 42.

Unaudited Pro Forma Financial Statements, page 54

2. We note that you have indicated on page 55 that the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 gives effect to the Transactions as if they occurred on

Securities and Exchange Commission

August 3, 2022

March 31, 2022, as opposed to January 1, 2021. Please revise. If you plan to use proceeds from the offering to acquire the six real estate brokerage businesses and/or repay debt, please disclose.

The Form S-1/A on page 55 has been revised to state that the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 gives effect to the Transactions as if they occurred on January 1, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 gives effect to the Transactions as if they occurred on January 1, 2021.

Note 1. Basis of Pro Forma Presentation, page 60

3. We note that you have indicated that the unaudited pro forma condensed combined financial information is presented as if the Transactions had been completed on January 1, 2022 with respect to the unaudited pro forma condensed combined statements of operations for three months ended March 31, 2022, as opposed to January 1, 2021. We also note that you have not provided similar disclosure related to the unaudited pro forma condensed combined statements of operations for year ended December 31, 2021. Please revise.

The Form S-1/A on page 55 has been revised to state that the unaudited pro forma condensed combined financial information is presented as if the Transactions had been completed on January 1, 2021 with respect to the unaudited pro forma condensed combined statements of operations for three months ended March 31, 2022 and the year ended December 31, 2021 with respect to the unaudited pro forma condensed combined balance sheet. Note 4 now provides additional pro forma adjustments to give effect to the Transaction. Please see page 62.

4. We note your disclosure on page 60 that your adjustments to the balance sheet are based on items that are factually supportable and you adjustments to the statements of operations are based on items that are factually supportable and have a continuing impact. We additionally note that you have not included an adjustment for $2.9 million in equity compensation due to your executive officer because it did not have a continuing impact on ongoing operations. Please note that the updated pro forma rules do not require pro forma adjustments to be factually supportable or to have a continuing impact. Please revise your pro forma financial statements to comply with Article 11 of Regulation S-X.

The Company has revised the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2022, Unaudited Pro Forma Condensed Combined Statements of Operations for the year ending December 31, 2021, and references to the pro forma statements for the item above and the subsequent event revision to the interim unaudited financial statements accordingly.

Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2022, page 62

5. We note that the notations in this section do not correspond with the notations that appear on your Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2022, and that you do not have a footnote discussing your adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2021. Please revise.

Note 4 now provides additional pro forma adjustments to give effect to the Transaction. Please see page 62.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Standards, page F-38

6. We note the last sentence of your paragraph discussing the impact of your pending adoption of ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), appears to be incomplete. Please revise.

Securities and Exchange Commission

August 3, 2022

The discussion of the impact of our pending adoption of ASU 2020-06 has been revised per your comment. Please see page F-38.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP